May 6, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attention: Karen Rossotto

Re:	Stone Ridge Trust

Registration Statement on Form N-1A

File Numbers: 333-184477; 811-22761

Dear Ms. Rossotto:

On behalf of Stone Ridge Trust (the “Trust”), we are writing to respond to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by telephone on April 23, 2021 in connection with the Trust’s Post-Effective Amendment No. 74 (“PEA No. 74”) to the above-referenced registration statement on Form N-1A, filed with the Commission on March 8, 2021 pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”). PEA No. 74 is scheduled to become effective on May 7, 2021.

The Trust is filing on EDGAR a post-effective amendment under Rule 485(b) of the Securities Act (“PEA No. 75”). PEA No. 75 is marked to show changes made from PEA No. 74. For the convenience of the Staff, the comments have been summarized below. The Fund’s response follows each comment. Capitalized terms used but not defined herein have the meanings set forth for such terms in PEA No. 74.

Prospectus

Fund Summary

1.

Staff Comment: In the Annual Fund Operating Expenses table on page S-1, please update the bracketed date in footnote (4) to reflect the actual expiration date of the Fund’s expense limitation agreement.

Response: The requested change has been made.

2.

Staff Comment: Given the nature of the Fund’s investments as a whole, please explain supplementally how the addition of the options on bitcoin futures impacts the Fund’s ability to meet the liquidity requirements of an open-end fund. In particular, the Fund’s schedule of investments as of October 31, 2020 indicates that approximately 64% of the portfolio was invested in the Stone Ridge High Yield Reinsurance Risk Premium Fund (the “Reinsurance Fund”). Given the potential liquidity risk associated with insurance-linked securities, the Fund’s existing disclosure about the liquidity of its other strategies, and the addition of a bitcoin-focused strategy, please tell us more about the Fund’s liquidity risk profile and liquidity risk management program (the “Program”), including how it will be impacted by the addition of the new strategy, how the new strategy will interact with the Fund’s other strategies, and any adjustments you plan to make to the Program as a result.

Response: The Reinsurance Fund is an open-end mutual fund, which means the Fund may redeem its shares in the Reinsurance Fund at any time. As of April 23, 2021, the Fund had invested approximately 55% of its net assets in the Reinsurance Fund, which will be further reduced once the Fund begins investing in options on bitcoin futures. As of the same date, the Reinsurance Fund had approximately $1.3 billion in net assets, while the Fund had approximately $164 million in net assets, which means that the Fund’s total investment in the Reinsurance Fund was approximately $90 million or approximately 7% of the Reinsurance Fund’s net assets. The portfolio management team currently expects that any redemption of Reinsurance Fund shares by the Fund would typically be only a fraction of that 7%. Furthermore, the Reinsurance Fund, pursuant to its liquidity risk management program, conducts quarterly stress tests of the Reinsurance Fund’s ability to meet redemption requests in the event of a major natural catastrophe impacting the insurance-linked securities in which the Reinsurance Fund invests, taking into account a variety of factors, including the largest historical redemptions experienced by the Reinsurance Fund and the percentage of the Fund owned by its largest investors. The most recent quarterly stress test, as of January 31, 2021, concluded that the Reinsurance Fund, after taking into account the impact of the hypothetical stresses, would be able to meet redemption requests in an amount far in excess of the Fund’s investment in the Reinsurance Fund; even following a serious drawdown resulting from a natural catastrophe, the quarterly stress test found that the Reinsurance Fund would be able to easily satisfy both the largest historical monthly redemption it has ever experienced and a full redemption by the Fund at the same time.

The Fund’s liquidity risk management program (the “Program”) appropriately addresses the management of liquidity risks relevant to an open-end fund that invests in a variety of portfolio investments, including put options on bitcoin futures contracts, such as those described in the prospectus filed as part of PEA No. 74. Under the Program and pursuant to Rule 22e-4 under the 1940 Act, the Fund, using information obtained after reasonable inquiry and taking into account relevant market, trading and investment-specific considerations, classifies the liquidity of each of its portfolio investments as highly liquid, moderately liquid, less liquid or illiquid. In doing so, the Fund evaluates, among other things, what portion of a portfolio investment the Fund reasonably anticipates trading; current market conditions; various liquidity risk factors outlined in the Program; and the Fund’s total assets. This evaluation forms the basis for the Fund’s market depth analysis, pursuant to which the Fund determines whether trading varying portions of a position in a particular portfolio investment or asset class, in sizes that the Fund would reasonably anticipate trading, is reasonably expected to significantly affect the value of such portfolio investment. Based on the foregoing, the Fund anticipates that if the Fund had invested 10% of its net assets in put options on bitcoin futures contracts as of April 23, 2021, the investment would have been classified as moderately liquid. Given that the written put options are not assets (but rather liabilities), the classification of these instruments will not bear on the 15% limitation on illiquid investments that are assets; nevertheless, any highly liquid investments that are segregated against or posted as margin or collateral with respect to any non-highly liquid derivative transactions (including written put options on bitcoin futures contracts, if so classified) will not be counted towards the percentage of highly liquid assets required to make a determination that the Fund is a primarily highly liquid fund. Based on the current size of the market and the Fund’s expected allocation to options on bitcoin futures contracts, the Fund expects to be able to grow significantly in size while managing the Fund’s liquidity needs.

3.

Staff Comment: We note the statement on page S-2 that “the Fund’s investment in the bitcoin strategy will range from 0-10% of the Fund’s net assets.” Because the strategy involves selling options on futures contracts, please revise the disclosure to clarify what is meant by “investment in the bitcoin strategy.”

Response: The Fund measures its investment in options sold as the amount of margin posted by the Fund with respect to such options. For purposes of the Fund’s bitcoin strategy, the Fund will not sell put options on bitcoin futures contracts if, at the time of sale, the maximum possible margin that the Fund could be required to post with respect to such options (i.e., the notional value of such options based on their strike price) would exceed 10% of the Fund’s net assets.

The Fund has revised the disclosure in the prospectus as shown below:

The Fund’s investments in single family real estate, alternative lending-related securities and healthcare royalties will generally be treated as illiquid, and certain other of the Fund’s investments may be treated as illiquid. The Fund may invest at the time of purchase up to 15% of its net assets in illiquid securities. As a result, the Fund’s investment in each of the alternative lending, single family real estate and healthcare royalties strategies, both individually and in the aggregate, will be limited to 0-15% of the Fund’s net assets. The Fund’s investment in each of the reinsurance, market risk transfer and style risk premium strategies will range from 0-75% individually and from 50-100% in the aggregate of the Fund’s net assets, and the Fund’s investment in the bitcoin strategy will range from 0-10% of the Fund’s net assets. The Fund measures its investment in options sold as the amount of margin posted by the Fund with respect to such options.

Furthermore, subsequent to filing PEA No. 75, the Fund will file a version of the prospectus, pursuant to Rule 497(c) under the Securities Act, with disclosure that reads as follows:

The Fund’s investments in single family real estate, alternative lending-related securities and healthcare royalties will generally be treated as illiquid, and certain other of the Fund’s investments may be treated as illiquid. The Fund may invest at the time of purchase up to 15% of its net assets in illiquid securities. As a result, the Fund’s investment in each of the alternative lending, single family real estate and healthcare royalties strategies, both individually and in the aggregate, will be limited to 0-15% of the Fund’s net assets. The Fund’s investment in each of the reinsurance, market risk transfer and style risk premium strategies will range from 0-75% individually and from 50-100% in the aggregate of the Fund’s net assets, and the Fund’s investment in the bitcoin strategy will range from 0-10% of the Fund’s net assets. The Fund measures its investment in options sold as the amount of margin posted by the Fund with respect to such options. In addition, the Fund will not sell put options on bitcoin futures contracts if, at the time of sale, the maximum possible margin that the Fund could be required to post with respect to such options (i.e., the notional value of such options based on their strike price) would exceed 10% of the Fund’s net assets.

4.

Staff Comment: We note that statement on page S-6 that “the Fund seeks to generate positive returns but with less participation in market declines relative to what an investor might experience by holding the underlying bitcoin futures contracts, or bitcoin itself, directly.” Please explain supplementally whether selling put options as described in the Fund’s prospectus yields the same result as if the Fund had invested in bitcoin or bitcoin futures contracts directly. Is the Fund’s disclosure consistent with an investor’s expectation of gaining exposure to the price of bitcoin?

Response: Selling put options does not yield the exact same result as if the Fund had invested in bitcoin or bitcoin futures contracts directly. The Fund has revised the prospectus to make clear that the bitcoin strategy seeks to generate positive returns by selling put options on bitcoin futures contracts, and to remove any statement that may suggest that those returns will be the same as the returns from investing in bitcoin directly.

5.

Staff Comment: On page S-7, the prospectus states that the Fund may also seek exposure to the price of bitcoin by investing in other pooled investment vehicles, such as registered or private funds, that invest in bitcoin directly. Please disclose the extent to which you will invest in such vehicles, and confirm supplementally whether investing in such vehicles will be a principal investment strategy. If not, please consider moving the disclosure to Item 9 or to the Statement of Additional Information. Furthermore, please provide us supplementally with the names of the pooled investment vehicles in which the Fund intends to invest, and address the impact such investments would have on the Fund’s liquidity profile. Finally, in light of the Fund’s investments in private funds in the healthcare royalties sleeve, please explain supplementally what percentage of the Fund’s assets will be invested in private funds in the aggregate, and confirm that it will be no more than 15% of the Fund’s assets.

Response: The Fund has added disclosure indicating that investments in pooled investment vehicles could represent up to the full 10% allocation of the Fund’s net assets to the bitcoin strategy. The Fund confirms supplementally that investing in such vehicles will be a principal investment strategy, subject to the availability of suitable investments in the market. The Fund had not yet identified specific pooled investment vehicles in which it intends to invest. The impact of such investments on the Fund’s liquidity profile will depend on the specific liquidity terms of the pooled investment vehicles in which the Fund invests. Pooled investment vehicles that invest in bitcoin currently offer a variety of liquidity terms, including vehicles that do not trade but offer redemption liquidity daily, weekly, monthly or quarterly, and vehicles that do not offer redemption liquidity but that do trade in a secondary market. The Fund confirms that no more than 15% of the Fund’s assets will be invested in private funds that rely on Section 3(c)(1) or 3(c)(7) of the 1940 Act in the aggregate across all sleeves.

6.	Staff Comment: Please explain supplementally the impact on the Fund of the high margin requirements for options on bitcoin futures contracts.

Response: The margin requirements for options on bitcoin futures contracts have no impact on the Fund because it accounts for such margin requirements in determining the size of the allocation to the bitcoin sleeve. The Fund advises supplementally that it will not sell put options on bitcoin futures contracts if, at the time of sale, the maximum possible margin that the Fund could be required to post with respect to such options (i.e., the notional value of such options based on their strike price) would exceed 10% of the Fund’s net assets. Thus, the Fund knows with certainty at all times the maximum possible amount of margin it might be called upon to post with respect to the options on bitcoin futures contracts, and can plan accordingly.

Investment Objective, Strategies and Risks

More Information Regarding Investment Strategies

7.

Staff Comment: On page 2, under “Additional Information on Market Risk Transfer” (and elsewhere in the prospectus) there are certain blanket statements made with respect to the Fund’s derivatives contracts. If any such statements do not apply to the options on bitcoin futures contracts sold by the Fund, please revise the disclosure as appropriate to make that clear.

Response: The requested change has been made.

8.

Staff Comment: On page 10, under “Additional Information on Bitcoin,” the disclosure states that there are two CFTC-regulated exchanges that facilitate trading of bitcoin futures contracts. Please provide us supplementally with the names of those exchanges.

Response: The two CFTC-regulated exchanges that facilitate trading of bitcoin futures contracts are the Chicago Mercantile Exchange and ICE Futures US.

More Information Regarding the Risks of Investing

9.

Staff Comment: On page 42, under “Risk of Future Regulatory Action,” the second paragraph explains that the SEC’s Office of Compliance Inspections and Examinations (“OCIE”) stated that digital assets were an examination priority for 2020. Please revise this paragraph to reflect that OCIE was recently renamed the Division of Examinations, and to refer to the Division of Examinations’ February 2021 Risk Alert with respect to digital assets.

Response: The requested changes have been made.

Statement of Additional Information

Management of the Fund

10.

Staff Comment: On page 35, the Statement of Additional Information refers to the code of ethics adopted by the Trust and the Adviser. Please explain supplementally whether the controls outlined in the Fund’s Code of Ethics apply to bitcoin futures contracts and options on bitcoin futures contracts, and how the Code of Ethics and other policies related to conflicts address bitcoin-related investments, as well as the potential impact on the Fund.

Response: The controls in the code of ethics adopted by the Trust and the Adviser (the “Code”), which include requirements to preclear transactions and to submit periodic transaction and holding reports, apply to a variety of instruments, including bitcoin and other digital currencies and derivatives thereon. More generally, the Adviser and the Fund have adopted compliance policies and procedures that are designed to avoid, mitigate, monitor and oversee areas that could present potential conflicts of interest. One such potential area is between the Fund and the Adviser’s affiliate, New York Digital Investment Group LLC and its subsidiaries (collectively, “NYDIG”), which engage in a broad range of business activities relating to bitcoin. One way in which the Adviser addresses potential conflicts of interest between the Fund and NYDIG is by implementing an information barrier designed to prevent the sharing of sensitive information between personnel who carry out trading or portfolio management responsibilities for the Fund, on one hand, and personnel who carry out similar responsibilities for NYDIG, on the other.

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Should members of the Staff have any questions or comments, please contact the undersigned at (212) 257-4781 or daniel.whitney@stoneridgeam.com.

Very truly yours,

/s/ Daniel W. Whitney

Daniel W. Whitney

cc:	James Rothwell, Stone Ridge Asset Management LLC

Lauren D. Macioce, Stone Ridge Asset Management LLC

Lizzie Gomez, Stone Ridge Asset Management LLC